Exhibit 99.2

CELLEBRITE DI LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Cellebrite DI Ltd. (the “Company”), hereby nominate, constitute and appoint Ms. Dana Gerner, Chief Financial Officer of the Company and Ms. Ortal Yanko-Shalev, Legal Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value of NIS 0.00001 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, on Tuesday, July 19, 2022, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated June 13, 2022, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, June 13, 2022, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To re-elect Elly Keinan the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified, without modification of terms of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2: To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2022 in replacement of Somekh Chaikin, a Member Firm of KPMG International, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditor’s remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

Date: __________, ____
Signature of Shareholder

Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.